3 1 NYSE 0001052323   Officer Spherion Corporation 914536 36-
3536544 11/07/02 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 3 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES 1. Name and Address of Reporting Person Lamond, Richard 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Date of Event Requiring Statement (Month/Day/Year) 11/07/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 5. Relationship of Reporting Person to Issuer (Check all applicable)
[ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Chief Human Resources Officer 6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person Table II Derivative Securitites Beneficially Owned --------------
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----------------------------------------------------- 1)Title of
Derivative Security 2)Date Exercisable 3)Title and Amount of
4)Conver- 5)Ownership 6)Nature of and Expiration Date Securities Underlying sion or Form of Indirect (Month/Day/Year) Derivative Security exercise Derivative Beneficial price of Security Ownership Date Expira- Amount or Deri- Direct(D) Exer- tion Number of vative or cisable Date Title Shares Security Indirect(I) -----------------------------------------------------
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-------------- Non-Qualified Stock Option 11/07/03 11/07/12
Common Stock 2,609.0000 $6.3300 D Direct (Right to buy) (1) Incentive Stock Option (Right to11/07/03 11/07/12 Common Stock 47,391.0000$6.3300 D Direct buy) (1) Explanation of Responses:
(1) Stock options granted 11/7/02 are exercisable commencing 11/7/03 on a cumulative basis as follows: 1/3 on 11/7/03; 1/3 on 11/7/04; 1 /3 on 11/7/05.
Table I Non-Derivative Securities Beneficially Owned ------------
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------------------------ 1)Title of Security 2)Amount of 3)
4)Nature of Securities D Indirect Beneficially or Beneficial Owned I Ownership -----------------------------------------------
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SIGNATURE OF REPORTING PERSON /S/ Lamond, Richard DATE 11/08/02